UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


09011721

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVINGS PLAN

December 31, 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 10, 2009

DEL MONTE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Investments:		
Plan interest in Master Trust (at fair value)	$ 167,198,829	238,567,707
Total investments	167,198,829	238,567,707
Participant loans	1,129,247	1,359,505
Total assets	168,328,076	239,927,212
Liabilities:		
Due to Saver Plan	—	318,894
Total liabilities	—	318,894
Net assets reflecting all investments before adjustment	168,328,076	239,608,318
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,339,490	255,120
Net assets available for benefits	$ 169,667,566	239,863,438

See accompanying notes to financial statements.

DEL MONTE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment (loss) income:		
Plan interest in Master Trust investment (loss) income	$ (63,692,812)	16,808,954
Total investment (loss) income	(63,692,812)	16,808,954
Participant loan interest	110,807	104,457
Net (loss) income	(63,582,005)	16,913,411
Contributions:		
Employee	11,297,413	10,720,025
Employer	3,293,716	3,003,042
Rollovers	340,388	1,531,301
Total contributions	14,931,517	15,254,368
	(48,650,488)	32,167,779
Deductions – benefits paid to participants	(21,545,384)	(20,486,650)
Net (decrease) increase	(70,195,872)	11,681,129
Net assets available for benefits:		
Beginning of year	239,863,438	228,182,309
End of year	$ 169,667,566	239,863,438

See accompanying notes to financial statements.

(1) Description of the Plan

The Del Monte Savings Plan (the Plan) is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan provides opportunities for savings to eligible full-time, and part-time salaried employees of the Company. Employees are generally eligible to participate in the Plan upon completion of one year of service. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among Del Monte Corporation, Dongwon Enterprise Co., Ltd. (Dongwon Enterprise), Dongwon Industries Co., Ltd. (Dongwon Industries), Dongwon F&B Co., Ltd. (Dongwon F&B), Starkist Co. (Starkist Co., and collectively with Dongwon Enterprise, Dongwon Industries, Dongwon F&B, the Dongwon Entities), and StarKist Samoa Co. (Acquisition Sub), Del Monte Corporation (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing *StarKist* brand products and private label seafood products (such business, the StarKist Seafood Business). The divestiture included the sale of Del Monte's manufacturing capabilities in American Samoa and Manta, Ecuador; and certain manufacturing assets associated with the StarKist Seafood Business located in Terminal Island, California and Guayaquil, Ecuador. All of Del Monte's direct plant employees related to the StarKist Seafood Business joined the Dongwon Entities as a result of the divestiture. In addition, as a result of the transaction, Del Monte transferred to the Dongwon Entities or eliminated a total of 33 salaried positions. Upon closing of the transaction, these employees became 100% vested in their account balances.

(a) Contributions and Benefits

Participants may contribute, through payroll deductions, up to 20% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Participants may make pre-tax 401(k) contributions, subject to the maximum IRS annual deferral limit of $15,500 in 2008 and 2007. Participants age 50 and over are eligible to make catch-up contributions of a maximum of $5,000 in 2008 and 2007.

Eligible participants may also elect to contribute amounts representing distributions from a former employer's qualified retirement plan.

The basic Company matching contribution formula is 50% of the participant's pre-tax contributions up to 6% of eligible compensation, not to exceed 3% of compensation. Catch-up contributions are not matched.

Effective December 1, 2008 the Plan was amended to allow for automatic enrollment.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings (losses). Allocations are based on participant earnings

(Continued)

(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested in the Company's matching contributions after two years of credited service.

(d) Payment of Benefits

Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

If the total vested amount of a terminated participant's account balance is at least $1,000, but less than or equal to $5,000, the account balance is automatically distributed to an individual retirement account unless the participant elects to receive the distribution directly or to have the distribution paid directly to another eligible retirement plan. If the participant's balance does not equal or exceed $1,000 upon termination, the balance is paid in a single sum distribution.

(e) Forfeitures

As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $178,274 and $34,923, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the year ended December 31, 2008 the forfeiture account was credited by approximately $130,000 for a contribution from the H. J. Heinz Company Employees Retirement and Savings Plan (Heinz Plan), which represented amounts retained by the Heinz Plan in order to pay residual expenses following the Company's acquisition of certain Heinz businesses in December 2002.

For the year ended December 31, 2007, Company contributions were reduced by $1,258 from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments and Income Recognition

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.

Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the financial statements.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income (loss) includes gains and losses on investments bought and sold, as well as held during the year.

(d) ***Administrative Fees***

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted with the returns of those investments. A basis point adjustment is made to investment returns to cover recordkeeping fees.

(e) ***Payment of Benefits***

Benefits paid to participants are recorded upon distribution.

(f) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and change in interest rates.

(g) ***Fully Benefit Responsive Investment Contracts***

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(Continued)

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Employee and employer contributions are directed into the various investment options by the participant. These elections can be changed on a daily basis.

Participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Fair Value Measurements

SFAS 157 establishes a three-tier fair value hierarchy to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

- Level 1 Inputs – unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs – quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and
- Level 3 Inputs – unobservable inputs reflecting the Company's own assumptions in measuring the asset or liability at fair value.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008:

Common Collective Trust Funds: valued based on the quoted market prices of the underlying investments held by the Plan in the common collective trust funds.

Mutual funds: valued at quoted market prices.

Stable value fund: value is determined by the plan trustee using the quoted market prices of the underlying assets in the investment manager portfolios and the fair value of the wrapper contracts, determined by using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities.

Del Monte Stock Fund: a unitized stock fund valued at quoted market prices plus a cash balance.

The asset's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

(Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investments at estimated fair value			
	Level 1	Level 2	Level 3	Total
Plan investments in Master Trust:				
Common collective trust funds	$ —	16,438,204	—	16,438,204
Mutual funds	114,592,325	—	—	114,592,325
Stable value fund	—	33,008,322	—	33,008,322
Del Monte stock fund	—	3,159,978	—	3,159,978
Total investments	$ 114,592,325	52,606,504	—	167,198,829

(5) Proceeds from Fixed Maturity Investment Contract

In October 2007, the Company was notified that the Master Trust was entitled to receive residual proceeds from a fixed maturity investment contract held by CIGNA (Contract), whose portfolio consisted of mortgage loans. The investment portfolio declined significantly, primarily due to declines in commercial real estate values impacting the mortgage loans in the portfolio, and the Plan's investment in the contract was written off in 1995. However, the mortgage loans in the investment portfolio were held until all of the mortgage loans matured or were restructured or sold, with the result that the investment returns improved after the final payment had been made under the Contract. The proceeds from the Contract were received in November 2007 and the entire amount of approximately $556,000 was deposited into the Plan pending allocation between the Plan and the Company's other defined contribution plan, the Del Monte Saver Plan (Saver Plan), and is reflected in the accompanying financial statements as of December 31, 2007 as Plan interest in Master Trust. The Employee Benefits Committee made the decision to allocate the funds to all current participants in the Plan and the Saver Plan based on an equal per capita amount, as it is not possible to determine which participants elected to invest in the Contract at the time it was written off. Each active participant received an allocation of approximately $170. Based on this determination, $318,894 of the proceeds were due to the Saver Plan and are reflected as a payable to the Saver Plan as of December 31, 2007 in the accompanying financial statements. In May 2008, the investment in the Contract was sold and the funds payable to the Saver Plan, including additional interest from January 1, 2008, were transferred to the Saver Plan at that time.

(6) Loans to Participants

Participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years. Loans accrue interest at prime plus 2%. As required by the IRC, participant loans are a receivable and are valued at amortized cost, which approximates fair value. As of December 31, 2008, the interest rates for participant loans outstanding range from 4.00% to 10.25%. The loans have maturity dates ranging from February 28, 2009 to December 15, 2013.

(Continued)

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

During 2007, the Plan administrator discovered certain administrative errors in the operation of the Plan, affecting the Plan year ended December 31, 2007. The Plan administrator has taken steps to correct the errors and the correction did not have a significant impact on the Plan's operations or tax status.

(8) Stable Value Fund

The Master Trust holds investments in a benefit-responsive investment contract, the Fidelity Managed Income Portfolio II Class 1 (stable value fund). The investments in the stable value fund are presented at fair value in the table of the investments held in the Master Trust with an adjustment to contract value (note 11). The fair value of the stable value fund equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value of the stable value fund held by the Master Trust was $42,607 and $0 at December 31, 2008 and 2007, respectively.

In determining the net assets available for benefits, the stable value fund is recorded at its contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The stable value fund is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the issuer's portfolio's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the stable value fund or to transfer assets out of the stable value fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan;

(ix) any early retirement program, group termination, group layoff, facility closing, or similar program or (x) any transfer of assets from the stable value fund directly to a competing option.

The average yield of the stable value fund based on actual earnings was approximately 3.40% and 4.69% for the years ended December 31, 2008 and 2007, respectively. The average yield of the stable value fund based on the interest rate credited to participants was approximately 3.48% and 4.64% for the years ended December 31, 2008 and 2007, respectively.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(10) Transactions with Related Parties

The Del Monte Corporation Employee Benefits Committee (Committee) is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the Plan qualify as party-in-interest transactions. As of December 31, 2008 and 2007, the Plan owned 388,681 shares and 240,873 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as designated by the Committee in accordance with the Plan, and, therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits as of December 31, 2008 and December 31, 2007 to the Form 5500:

	2008	2007
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$ 169,667,566	239,863,438
Less deemed distributions of participant loans	(42,838)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,339,490)	(255,120)
Net assets available for benefits per the Form 5500	$ 168,285,238	239,608,318

(Continued)

The following is a reconciliation of investment income (loss) per the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007 to the Form 5500:

		2008	2007
Total investment income (loss) per the Statements of Changes in Net Assets Available for Benefits	$	(63,692,812)	16,808,954
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(1,084,370)	165,389
Total investment income (loss) from the plan interest in Master Trust per the Form 5500	$	(64,777,182)	16,974,343

The following is a reconciliation of net increase (decrease) per the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007 to the Form 5500:

		2008	2007
Net increase (decrease) per the Statement of Changes in Net Assets Available for Benefits	$	(70,195,872)	11,681,129
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(1,084,370)	165,389
Less deemed distributions of participant loans		(42,838)	—
Net income (loss) per the Form 5500	$	(71,323,080)	11,846,518

(12) Summary Master Trust Financial Information

The Plan's assets are held by Fidelity, the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to the specific plan. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2008 and 2007, the Plan's interest in the fair value of the assets of the Master Trust was 70.8% and 73.1%, respectively.

(Continued)

The following table presents the fair values of the Master Trust investments as of December 31, 2008 and 2007:

	2008	2007
	Investments at fair value	
Mutual funds:		
Fidelity Retirement Government Money Market Portfolio*	25,310,197	23,602,179
PIMCO Total Return Fund Institutional Class	18,600,743	11,915,145
Vanguard Long-Term Investment-Grade Fund Admiral Class	3,508,018	3,841,366
Fidelity Balanced Fund*	28,403,389	46,801,136
Dodge & Cox Stock Fund	13,321,353	25,878,720
Fidelity Equity-Income Fund*	4,561,283	8,827,152
American Funds Growth Fund of America Class	9,546,804	14,908,046
Goldman Sachs Mid Cap Value Institutional Class	5,260,646	8,768,124
Goldman Sachs Growth Opportunities Institutional Class	9,397,867	14,910,551
UBS U.S. Small Cap Growth Class Y	3,107,396	6,029,220
Prudential Target Small Cap Value Fund Class Z	4,458,487	6,336,121
Fidelity Diversified International Fund*	18,650,044	38,881,949
Fidelity Freedom Income Fund*	284,659	220,551
Fidelity Freedom 2000 Fund*	129,357	204,546
Fidelity Freedom 2005 Fund*	254,175	307,904
Fidelity Freedom 2010 Fund*	3,520,813	4,940,324
Fidelity Freedom 2015 Fund*	2,374,867	3,128,909
Fidelity Freedom 2020 Fund*	4,145,259	5,729,055
Fidelity Freedom 2025 Fund*	1,854,975	2,293,560
Fidelity Freedom 2030 Fund*	2,945,268	3,640,683
Fidelity Freedom 2035 Fund*	1,391,306	1,651,577
Fidelity Freedom 2040 Fund*	1,426,093	1,845,330
Fidelity Freedom 2045 Fund*	344,549	246,980
Fidelity Freedom 2050 Fund*	201,742	85,448
	162,999,290	234,994,576
Common Collective Trust Funds:		
Fidelity Managed Income Portfolio II Class 1* (Stable Value Fund)	45,890,655	45,360,624
Fidelity U.S. Equity Index Commingled Pool*	22,566,589	41,759,003
	68,457,244	87,119,627
Del Monte Stock Fund*	4,830,991	4,222,709
Adjustment to contract value	1,862,260	343,908
	$ 238,149,785	326,680,820

* Related-party and party-in-interest

(Continued)

Investment income (loss) income for the Master Trust for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual Funds	$ (79,804,744)	(339,206)
Collective Trust Fund	(13,981,363)	1,799,017
Del Monte Stock Fund	(834,361)	(535,327)
Fixed Maturity Investment Contract	(566,352)	555,639
	(95,186,820)	1,480,123
Interest	2,338,519	3,039,577
Dividends	7,334,361	18,426,760
	$ (85,513,940)	22,946,460

DEL MONTE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity	(c) Description	(d) Current value
*	Participants	142 participant loans with interest rates ranging from 4.0% to 10.25% and maturity dates ranging from February 28, 2009 to December 15, 2013	$ 1,129,247

* Party-in-interest

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVINGS PLAN



Date: June 10, 2009

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 10, 2009 with respect to the statements of net assets available for benefits of the Del Monte Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Del Monte Savings Plan.

KPMG LLP

San Francisco, California
June 10, 2009